[Cooley Godward LLP Letterhead]

August 4, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, D.C. 20549

Attention: Sonia Barros

                  Jeffrey P. Riedler

Re:    Discovery Partners International, Inc.

          Registration Statement on Form S-4, as amended (File No. 333-134438) (“Registration Statement”)

Ladies and Gentlemen:

On behalf of our client, Discovery Partners International, Inc. (“Discovery Partners”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Discovery Partners’ Amendment No. 2 to its Registration Statement and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2006.

Amendment No. 2 is being filed in response to your letters dated July 25, 2006, and August 2, 2006, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (each a “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains Discovery Partners’ supplemental responses to the Staff’s comments in the Comment Letter dated August 2, 2006. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter dated August 2, 2006. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

Infinity’s Business, pages 129-149

Strategic Alliances, pages 140-142

1. We note your response to our prior comment 14 and reissue that comment. Please revise your disclosure to disclose the aggregate potential milestone payments under each of the Amgen and Novartis alliances.

Response: Discovery Partners has revised the disclosure on page 142 of the Registration Statement in response to the Staff’s comment to disclose the aggregate potential milestone payments under each of the Amgen and Novartis alliances.

Please contact the undersigned at (858) 550-6045 if you have any comments or questions regarding this letter.

Sincerely,

Matthew T. Browne, Esq.

cc:   Michael C. Venuti

        Steven H. Holtzman

        L. Kay Chandler, Esq.

        Steven D. Singer, Esq.

        Michael J. LaCascia, Esq.

Novartis has the right to terminate the agreement at any time upon 60 days’ prior written notice. In addition, Novartis has the right to terminate the agreement in connection with a material breach by Infinity that remains uncured for a period of 120 days after notice. Infinity can terminate specified programs under the agreement as to breaches by Novartis relating solely to such programs that remain uncured for a period of 120 days after notice or can terminate the agreement in its entirety in connection with a material breach by Novartis of the agreement that remains uncured for a period of 120 days after notice.

Technology Access Alliances

Amgen. In December 2003, Infinity entered into a technology access agreement with Amgen Inc. pursuant to which Infinity granted to Amgen a non-exclusive worldwide license to use a proprietary collection of small molecule compounds in its internal drug discovery activities. Under the terms of the agreement, Amgen purchased 5,555,555 shares of Infinity’s Series C preferred stock at a price of $4.50 per share for an aggregate purchase price of $25.0 million. In July 2006, Amgen and Infinity entered into a license agreement that superseded in its entirety the December 2003 technology access agreement. Pursuant to, and in accordance with the terms of, the July 2006 license agreement, Infinity granted to Amgen a non-exclusive worldwide license to use a proprietary collection of small molecules in its internal drug discovery activities. Amgen has paid Infinity a $2.5 million upfront license fee and has agreed to make milestone payments of up to an aggregate of $31.35 million for each product that Amgen develops and successfully commercializes based upon a licensed compound, assuming that specified clinical and regulatory objectives are achieved by Amgen. Amgen has also agreed to make additional milestone payments of up to an aggregate of $12.0 million for each product that Amgen develops and successfully commercializes based upon a specified subset of the licensed compounds, assuming that specified clinical and regulatory objectives are achieved by Amgen for those licensed compounds. Finally, Amgen has agreed to make success payments totaling up to an aggregate of $6.0 million if specified research and/or intellectual property objectives are achieved by Amgen and to pay royalties on sales of any products.

Pursuant to the agreement, Amgen will have the right and obligation to defend the patents and patent applications covering inventions which claim or disclose specified compounds or for which the employees, consultants or agents of both Amgen and Infinity are inventors. Amgen and Infinity will each retain the rights and obligations to defend the patents and patent applications that it owns or otherwise licenses. All patent prosecution expenses shall be borne by the party that incurs the expense.

The agreement will expire upon the later of Amgen’s permanent cessation of all research and development activities under the agreement or the expiration of the final royalty term, unless earlier terminated. Amgen has the right to terminate the agreement at any time upon 60 days’ prior written notice. Either party has the right to terminate the agreement in connection with a material breach by the other party that remains uncured for a period of 60 days.

Novartis. In November 2004, Infinity entered into an agreement with Novartis International Pharmaceutical Ltd. to jointly design a collection of novel small molecules to be synthesized by Infinity using its diversity oriented synthesis chemical technology platform. Novartis may use the resulting compound collection in its independent drug discovery efforts. Infinity has certain rights to use the resulting compound collection in its own drug discovery efforts, and Novartis has the option to license from Infinity on an exclusive worldwide basis specified lead compounds for further development and commercialization. In the event that Novartis exercises this option to license specified lead compounds, it has agreed to pay Infinity milestone payments and royalties based upon net sales of certain drug products incorporating such compounds. In connection with the agreement, Novartis Pharma AG purchased 3,333,333 shares of Infinity’s Series C preferred stock at a purchase price of $4.50 per share for aggregate proceeds of $15.0 million. In addition, Novartis will pay Infinity up to $10.5 million for the successful delivery of compounds and has agreed to make milestone payments of up to an aggregate of $13.0 million for each product that Novartis develops and successfully commercializes based upon certain licensed compounds, assuming that specified clinical and regulatory objectives are achieved by Novartis.

Under the terms of the agreement, Novartis and Infinity will jointly determine which of them will be responsible for filing, prosecuting and maintaining the patents and patent applications generated in connection

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